Exhibit 99.1
Shinhan Financial Group 2016 1H Business Results to be released on July 21, 2016.

Shinhan Financial Group will release its 2016 1H business results on July 21, 2016. The earning presentation materials will be posted on our website, www.shinhangroup.com